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                           March 24, 2021

       Raul Villar Jr.
       Chief Executive Officer
       Pride Parent, Inc.
       4811 Montgomery Road
       Cincinnati, Ohio 45212

                                                        Re: Pride Parent, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
25, 2021
                                                            CIK No. 0001839439

       Dear Mr. Villar Jr.:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS on Form S-1 submitted February 25, 2021

       Risk Factors
       We are an "emerging growth company"..., page 45

   1. You disclose here that you are an emerging growth company and that you have elected to opt-in to the extended
transition period for complying with new or revised accounting standards. Please
revise to disclose that as a result of this election, your financial statements may not be
comparable to companies that comply with public company
                                                        effective dates.
 Raul Villar Jr.
FirstName  LastNameRaul Villar Jr.
Pride Parent, Inc.
Comapany
March      NamePride Parent, Inc.
       24, 2021
March2 24, 2021 Page 2
Page
FirstName LastName
Our certificate of incorporation will designate the Court of Chancery of the State of Delaware..., page 46

2. You disclose here that your certificate of incorporation will provide that the federal district courts of the U.S. will be the exclusive forum for Securities Act claims, and also note potential enforceability concerns with this provision. Please revise to further clarify that these enforceability concerns arise from the fact that Section 22 of Securities
         Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Also revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
61

3. We note the disclosure in financial statement footnote 14. Provide a forward looking, quantified discussion of the compensation expense that will be recognized upon the vesting of the equity awards as a result of your IPO.
Our Business Model, page 62

4.       We note that you include GAAP Loss from Operations, Non-GAAP Adjusted
Operating
         Income and Non-GAAP Operating Income Margin in the table on page 62. Please expand the disclosure to include the respective comparable ratio calculated using GAAP amounts most closely associated with the Non-GAAP Adjusted Operating Income Margin. Refer to Items 10(e)1(i)(A) and (B) of Regulation S-K and footnote 27 of non-GAAP adopting
         Release No. 33-8176. Please expand the disclosure on pages 2, 16, 62, 70, 71 and 86, accordingly.
Key Factors Affecting Our Performance, page 64

5. You disclose that your per-employee-per-month (PEPM) rate is increasing as you expand your HCM product bundle and as your customers expand their usage of your platform.
         Please revise to disclose your average PEPM for each period presented in your financial statements. See Item 303(a) of Regulation S-K and Section III.B.1 of SEC Release No.
         33-8350.
6. You also state that your total list PEPM for all of your offerings was $35 in July 2020. It appears that this is the rate that a customer would pay per-employee-per-month if the customer subscribed to your full suite of offerings. If true, please revise to balance this statement by also providing here your average PEPM for the same period.
 Raul Villar Jr.
FirstName  LastNameRaul Villar Jr.
Pride Parent, Inc.
Comapany
March      NamePride Parent, Inc.
       24, 2021
March3 24, 2021 Page 3
Page
FirstName LastName
Components of Results of Operations
Factors Affecting the Comparability of our Results of Operations, page 65

7.       Please expand the discussion of the Depreciation and Amortization
Expense and
         Compensation Expense to quantify the amounts for the periods presented.
Revenues, page 67

8. We note that the nonrefundable implementation fees provide certain clients with a material right to renew the contract. Please expand the discussion to explain the nature of the material right that related to the deferred revenue. Please expand the disclosure on page F-12 accordingly.
Non-GAAP Financial Measures, page 69

9. We note that you discuss Non-GAAP measures beginning on page 69 but only begin discussing GAAP Results of Operations beginning on page 72. Please revise to highlight and focus on GAAP Results of Operations first in your MD&A to provide the
         GAAP discussion with greater prominence and prior to your discussion of Non-GAAP measures.
10. We note on page 70 in your definition of Adjusted Gross Profit, you add to gross profit amortization of capitalized contract acquisition costs. Please clarify, as it appears from the disclosure on page F-16 that amortization of the costs to obtain a contract is recorded in sales and marketing expense. If you are adjusting for the amortization of costs to fulfill a contract, please explain why it is appropriate to adjust a performance measure such as
         Adjusted Gross Profit for costs that appear to be necessary in order to earn revenue under a contract with a customer. Refer to Question 100.01 of our Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures.
11. Please expand the discussion of Corporate Adjustments on page 71 to quantify each item, such as costs associated with the transition of the new executive leadership team and the closure of a standalone facility. Also, discuss the reasons you believe these Corporate
         Adjustments are in accordance with the guidance in Item 10(e)(1)(ii) of Regulation S-K in that they are not reasonably likely to recur within two years, with particular attention to the closure of a standalone facility.
Comparison of the Fiscal Year Ended June 30, 2020, Successor 2019 Period, and Predecessor
2019 Period
Revenues, page 72

12. We note on page 65 that your total list PEPM price has increased from $29 in June 2019 to $35 as of July 2020. Please integrate these price increases into your discussion of changes in revenues, quantifying the amount of change in revenues due to changes in price, if material.
 Raul Villar Jr.
FirstName  LastNameRaul Villar Jr.
Pride Parent, Inc.
Comapany
March      NamePride Parent, Inc.
       24, 2021
March4 24, 2021 Page 4
Page
FirstName LastName
Principal Shareholders, page 115

13. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Apax
Partners.
Description of Certain Indebtedness and Other Obligations
Micro Redeemable Preferred Stock, page 121

14. You state here that Pride Midco, your wholly-owned subsidiary, issued 200,000 shares of
         Midco Redeemable Preferred Stock to certain institutional investors and that you intend to redeem all outstanding Micro Redeemable Preferred Stock in connection with the consummation of this offering. Please revise to identify the institutional investors and file the Midco Redeemable Preferred Stock certificate of designation as an exhibit.
Consolidated Financial Statements
Note 1. Organization and Description of Business, page F-8

15. We note that the Apax acquisition by Pride Parent is accounted for as a business combination and the assets and liabilities are recorded at the fair value on November 2,
         2018 with Pride Parent as as the accounting acquiror. We also note that there are complex relationships between the registrant, Pride Aggregator L.P., Apax and another subsidiary entity of Pride Aggregator. Please supplementally confirm that there were no relationships between any of these entities and Paycor, Inc. prior to that acquisition date.
Note 2. Summary of Significant Accounting Policies
Cost of revenues, page F-12

16. We note on page 68 that costs for onboarding and configuring your products for your customers are capitalized and amortized over a period of six years. Please expand your accounting policy for cost of revenues to include your accounting policy for these costs.
17. We note you utilize the portfolio approach to account for both the cost of obtaining a contract and the cost of fulfilling a contract. Please disclose in greater detail your accounting policies for these costs (e.g., do you create separate portfolios for different types of contracts, size of customer, financial or economic factors, or period in which they were obtained or incurred). Disclose and explain to us if you assign different estimated economic lives based upon the facts and circumstances of the portfolios.
Note 3. Revenue, page F-15

18. We note that you recognize nonrefundable upfront fees generally over a period of up to two years and we also note on page 68 that you capitalize costs for onboarding and configuring your products for your customers and amortize such costs over a period of six years. Please expand your revenue accounting policy disclosure on page F-15 and cost of revenue policy on page F-12 to explain the reason for using such different periods for the
 Raul Villar Jr.
Pride Parent, Inc.
March 24, 2021
Page 5
       revenues and costs of revenues. Please supplementally explain to us whether onboarding and configuration costs are incurred in order to derive revenue from a new customer, who pays the nonrefundable upfront fees.
Exhibits

19. Please file the employment agreements you have entered into with your named executive officers.
General

20. We note that you are a holding company. Please revise to include a chart that depicts your organizational structure immediately following the completion of this offering. Please ensure this chart depicts material subsidiaries, as well as the ownership percentages of your controlling shareholder and the public shareholders receiving shares in this offering.
21. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameRaul Villar Jr.
                                                             Division of
Corporation Finance
Comapany NamePride Parent, Inc.
                                                             Office of
Technology
March 24, 2021 Page 5
cc:       Robert E. Goedert, P.C.
FirstName LastName